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S 18008390

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAY 23 2018

Washington, DC

SEC FILE NUMBER
8-67699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 208th Street
(No. and Street)

Bayside (City) New York (State) 11361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil G Carousso 718-423-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, **Neil G. Carousso**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC as of March 31, 2018 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

State of New York
County of Queens
Sworn before me on the 17th day of May, 2018.

Signature

Managing Member
Title

Notary Public

SHAN ATKINSON
Notary Public, State of New York
No. 01AT6364883
Qualified in Queens County
Commission Expires Sept. 25, 2021

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
NGC Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NGC Financial, LLC, (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NGC Financial, LLC as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NGC Financial, LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 11, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

Assets		
Cash and cash equivalents	$	483,077
Concession receivable		126,834
Other assets		16,634
Total assets	$	626,275
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	3,364
Due to related party		1,400
Commission payable		3,701
Total liabilities		8,465
Member's Equity		617,810
Total liabilities and member's equity	$	626,275

The accompanying notes are an integral part of this financial statement.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to SEC rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company is also a Registered Investment Advisor under The Investment Advisor Act of 1940, regulated by the state securities authorities. The Company does not hold customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

RECEIVABLES

Concessions are paid directly from registered investment companies. Amounts receivable from registered investment companies are paid within 90 days after the concession is earned. Therefore, no allowance for doubtful accounts has been recorded at March 31, 2018.

SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's primary source of revenue is concessions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Concession revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund or insurance company.

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based on the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The 2014 through 2017 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At March 31, 2018, the Company had a net capital requirement of $5,000 and a net capital of $478,313 or $473,313 in excess of the minimum net capital requirement.

NGC Financial, LLC

(A New York Limited Liability Company)

NOTES TO FINANCIAL STATEMENT
MARCH 31, 2018

RELATED PARTY TRANSACTIONS

The Company leases office facilities and telephone services on a month-to-month basis from its single member. The total charges for the period ended March 31, 2018 was $9,000 and $1,500, respectively. Any unpaid charges are recorded as due to related party on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There was $1,400 due to the Company's sole member at March 31, 2018 for these charges.

CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with its bank that at times may exceed the insurance provided by the Federal Deposit Insurance Corporation ("FDIC"). The company has not experienced any losses as a result.

SUBSEQUENT EVENT

Subsequent distributions of $100,000 were issued through May 11, 2018.